United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 5, 2023		Director of Investor Relations

Corporate Policy

Subject: Human Rights	
Identification: POL-0005-G / Version: 03	**Use:** Public
Deliberation: DCA – 033/2023	**Issued on:** 11/30/2023
Responsible: Corporate Sustainability Area	**Review by:** 11/30/2028

1. Purpose

Establish guidelines and general principles so that Vale's ("Vale" or "Company") performance occurs with respect and promotion of all Human Rights in the development of its activities, partnerships, and in its value chain, in all regions where it is present and throughout the life cycle of its enterprises.

2. Scope

This Policy applies to Vale and its subsidiaries[1], in Brazil and other countries, always respecting the constitutive documents and the applicable legislation.

All Employees, Administrators, and members of the Fiscal Council of Vale and its subsidiaries must know and be committed to the rules established in this Policy and are responsible for disseminating and practicing the guidelines contained herein.

Customers, Suppliers, and Partners of Vale and its subsidiaries are expected to know this Policy and guide their conduct in line with the best international Human Rights practices and principles established herein.

The guidelines set out in this Policy should be applied globally, even if the respective local legislation has more lenient rules and therefore admits or tolerates some conduct other than those defined herein. In cases of conflict between this Policy and local legislation, the most protective rule shall apply.

3. References:

- POL-0001-G - Code of Conduct
- POL-0009-G - Risk Management Policy
- POL-0012-G - Climate Change Policy
- POL-0016-G - Anti-corruption policy
- POL-0019-G - Sustainability Policy
- POL-0025-G - Sanctions Compliance Policy
- POL-0024-G - External Socio-environmental and Institutional Expenditures
- POL-0036-G - Diversity and Inclusion Policy
- POL-0041-G - Consequence Management Policy
- POL-0043-G - Vale Group Companies and Entities Management Policy
- Principles of Conduct for Third Parties
- Vale's Human Rights Guide

[1] For the classification of controlled companies, see the Vale Group's Business and Entity Management Policy, "POL-0043-G".

4. Definitions:

- **Administrators for the purposes of this Policy:** any member of the Board of Directors, the Advisory Committees of the Board of Directors, President and Executive Vice-Presidents of Vale or its subsidiaries.
- **Customers:** any customer, including its intermediaries, of products or services of Vale or its subsidiaries.
- **Free, Prior and Informed Consent (FPIC / CLPI)**: results from a process that involves the consultation and free, prior, and informed consent of Indigenous Peoples located in territories where their rights may be impacted. The process considers the formalization between the business and community, on the management of potential impacts on communities or mutual benefit agreements.
- **Human Rights Defenders:** people who individually, or with others, act to promote or protect Human Rights (civil, political, economic, social and cultural rights) peacefully.
- **Human Rights:** Human rights are rights inherent to all human beings, regardless of race, gender, national origin, ethnicity, language, religion or any other condition. Human rights include the right to life and freedom, freedom of opinion and expression, the right to work and education, among many others. Everyone has the right to these rights, without discrimination.
- **Employees:** any employee or third party, temporary or not, intern and/or trainee and young apprentices.
- **Suppliers:** any supplier of goods and/or services, including consultants, agents, commercial representatives, brokers, intermediaries, among others.
- **Vulnerable groups for purposes of this Policy:** segments of the population that are most susceptible to harm, discrimination, or disadvantage due to various factors, such as their social, economic, geographic, or physical circumstances**.** Examples include women, the elderly, children, Indigenous Peoples, and ethnic minorities.
- **Partners:** any entities (associations, institutions, organizations, etc.) with which Vale and/or its subsidiaries enter into some type of commercial, technical, social, institutional partnership, among others, which are not configured as a customer or supplier.

5. General Guidelines

Vale is committed to respecting, raising awareness and promoting Human Rights, preventing potential adverse impacts and violations of Human Rights and, when necessary, mitigating and remediating them, in Vale's activities and along its value chain, through engagement with stakeholders.

This Policy has been drafted in adherence to the following international principles and standards: United Nations Guiding Principles on Business and Human Rights; Universal Declaration of Human Rights; United Nations Declaration on the Rights of Indigenous Peoples; Voluntary Principles on Security and Human Rights (VPSHR); Organisation for Economic Co-operation and Development (OECD) Guidelines for Multinational Enterprises; International Council on Mining and Metals (ICMM); International Finance Corporation (IFC) Performance Standards.

5.1. Action and management guidelines for the respect, awareness, promotion and remediation of Human Rights:

Vale's Human Rights performance and management are anchored in the United Nations Guiding Principles on Business and Human Rights:

- **Policy commitment:**
  In addition to the Code of Conduct and this Human Rights Policy, Vale has a Human Rights Guide and specific documents and procedures to deepen on relevant Human Rights topics in the extractive sector, making its contents available to all Employees through in-person and online dissemination and training processes.

- **Due Diligence:**
  Vale implements the Human Rights due diligence process following the steps below:

- It identifies and evaluates potential risks and impacts of its activities on Human Rights on an ongoing basis, through processes that prepare and implement action plans with control measures for their management and resolution.
- Identifies and analyzes potential Human Rights risks and impacts on Suppliers considering factors such as geographic location, products or services, and the nature of the supplier. Recommends control measures for its management and resolution through the execution of action plans.
- Monitors the effectiveness of controls in Vale's activities, in its Suppliers, and in its value chain.
- Reports the Company´s Human Rights risks and impacts management performance.
- Integrates the results of the aforementioned evaluations into the Company's processes and policies, generating continuous improvement.

- **Remediation:**
  Vale is committed to remedying the adverse impacts on Human Rights that it has caused or contributed to. When directly linked to the damage, it uses its leverage toward the remediation, through its action, seeking to involve stakeholders in the elaboration and implementation of remediation actions. The Company collaborates with initiatives relevant to Human Rights in the territories where it operates, directly and/or through partnerships. Vale remains committed to the principle of non-repetition.

- **Grievance Mechanisms and Whistleblower Channel:**
  Vale establishes listening channels based on the principles of legitimacy, accessibility, equity, and transparency, which aim to capture all types of manifestations, including demands, complaints, and reports. In addition, Vale has of professional teams entirely dedicated to community relations to promote the dialogue and engagement with these rightsholders.

  Reports of violations of Vale's Code of Conduct must be shared through the Whistleblower Channel – an exclusive tool for this purpose. It can be used by anyone, inside or outside Vale, and is structured to ensure absolute confidentiality, protecting the whistleblower's anonymity and preserving information so that a fair investigation can occur. All confirmed violations generate action plans, which include corrective and disciplinary measures to address the misconduct. The information is treated with secrecy and confidentiality. Under no circumstances are intimidation or retaliation toward the whistleblower permitted.

  The Listening and Response Mechanisms and Whistleblower Channel do not prevent access to other judicial or non-judicial mechanisms for reporting any non-compliance or defense of rights. Vale considers its Grievance Mechanisms and Whistleblower Channel as critical tools for actions to prevent and remedy potential impacts and violations of Human Rights.

  The Board of Directors is responsible for deliberating on the Company's Code of Conduct and acts as guardian of commitments related to respect for Human Rights.

5.2. Stakeholder action and management guidelines:

Vale's ability to influence respect for Human Rights in its value chain varies according to interaction with stakeholders. With those with which the Company has a direct contract, it is possible to implement measures of prevention and respect for Human Rights through specific contractual clauses. With the others, we seek to establish actions to raise awareness and promote Human Rights. The Company expects its Customers, Suppliers and Partners to act respecting the Human Rights of its stakeholders.

Based on the guidelines set forth in this Policy, Vale interacts with its stakeholders identified below and as follows:

Employees:

- Provides structured, transparent, and effective selection processes, valuing local hiring.
- Provides decent working conditions and wages, and respects labor laws.

- Adopts educational measures that enable the professional and personal development of employees, disseminating respect for Human Rights in order to ensure that all employees know and practice its precepts. Employees are, at the same time, strategic subjects and agents of Human Rights.
- Maintains a safe and healthy work environment.
- Respects and values diversity, promotes an inclusive work environment and does not tolerate any form of discrimination or moral or sexual harassment, respecting applicable local laws.
- Implements practices to promote respect for the rights of the most vulnerable groups through affirmative action.
- Respects and practices freedom of association and collective bargaining in all areas of activity, in accordance with applicable local laws and dialogues with equivalent workers' organizations in countries where this right is not ensured.

Vale prohibits the use of child labor and any type of labor relations that may be interpreted as equivalent to forced or modern slavery in its activities.

Security teams (own and third parties):

Vale is a signatory and applies the Voluntary Principles on Security and Human Rights (VPSHR) in its activities. The assessments of potential risks to security requirements include those related to potential Human Rights violations. The Company's management considers the following aspects:

- Selects security Employees and strictly monitors them, considering previous experience, their technical capacity, and emotional stability.
- Regularly trains security professionals to carry out their activities in line with Human Rights principles and with the proportional use of force, treating vulnerable people and groups with special care.
- Seeks peaceful solutions and de-escalation of conflict situations that ensure the physical integrity of people, as well as the preservation of assets, information, and the maintenance of the production process.
- Works in accordance with the United Nations Basic Principles on the Use of Force and Firearms by Law Enforcement Officials and International Humanitarian Law.
- Respects the United Nations Code of Conduct on Law Enforcement by Officers.

Vale is committed to collaborating with public security providers and communicating its policy to demonstrate its commitment to respecting Human Rights to its Administrators and Employees, Human Rights Defenders, and all members of the communities in which it is present. The Company repudiates the abuse of power and inhumane treatment and acts to ensure and promote non-discrimination and respect for people's privacy.

Customers, Suppliers and Partners:

- Establishes relationships with entities that share the same principles and values as Vale and that are aligned with our Principles of Conduct for Third Parties.
- Promotes the respect for Human Rights in the value chain, including the adoption of contractual clauses and requirements for proof of legal compliance.
- Notifies the Customer, Supplier, and/or Partner in case of disrespect of Human Rights for the adoption of corrective measures, as well as enforces the applicable contractual provisions.
- Provides training to promote the respect for Human Rights.
- Encourages Suppliers to ensure the selection of business Partners who operate in a safe and healthy work environment and who respect labor, environmental, and ethical standards compatible with the Company's Principles of Conduct for Third Parties.

Vale requires, through contractual clauses, that its Suppliers prohibit the use of child labor and any type of labor relations that may be interpreted as equivalent to forced or modern slavery. Expects its Customers and Partners to act in the same way. If the event of an adverse impact as a result of non-compliance with these precepts, Vale expects its Customers and Partners to commit to remediation.

Local communities:

- Knows and respects the communities and territories where Vale operates or intends to operate.
- Prioritizes and establishes a continuous process of engagement with communities, in the areas of influence of action and throughout the business life cycle, ensuring the management of potential Human Rights risks and impacts.
- Involves communities in the processes of assessing potential Human Rights risks and impacts, as well as in the definition of prevention, mitigation and, when necessary, remediation measures.
- Respects the right to information, participation, and the right to freedom of peaceful assembly, expression, and manifestation of the communities.
- Recognizes the importance of communities' right to use land and other natural resources.
- Respects the right of communities regarding the availability, quality, and accessibility to water and contributes to the maintenance and improvement of the quality of life, health and safety, and to the sustainable local development of communities.
- Understands the connection of the effects of climate change on neighboring communities.
- Adopts educational initiatives to promote the respect for Human Rights.

Vale promotes actions to raise awareness on Human Rights, with special attention to the eradication of forced labor, modern slavery, and child labor, and to promote the rights of children and adolescents with specific efforts to combat the sexual exploitation of children and adolescents in the vicinity of where it is present and in all stages of its life cycle. Vale expects its Suppliers and Partners to also respect these rights and act in the same way.

Indigenous Peoples:

- Respects the rights, cultures, customs, heritage and livelihoods of Indigenous Peoples and Traditional Communities.
- Recognizes the right to use land and water, as well as the immaterial value that these natural resources represent for Indigenous Peoples.
- Conducts consultation in order to achieve Free, Prior, and Informed Consent and assessments of potential risks and impacts on Human Rights.
- Recognizes that the socio-environmental impacts on Indigenous Peoples and their rights and interests must be considered in the feasibility analysis of enterprises in all their stages and in the processes of acquisition of new businesses.
- Implements a structured and continuous dialogue process with Indigenous Peoples located in the areas of influence of Vale's enterprises, respecting the specificities of these populations and their social and political organization, whenever possible promoting gender and generational representation.
- Contributes to the promotion of the ethno development of these peoples and communities and seeks a relationship of sharing value and generating mutual benefits.

Human Rights Defenders:

- Respects the freedom of expression and manifestation of all people, provided that they occur peacefully and do not impact the Human Rights of any person and the local laws in force.
- Uses as a reference in the process of assessing potential risks and impacts on Human Rights the United Nations Declaration on the Right and Responsibility of Individuals, Groups or Organs of Society to Promote and Protect Universally Recognized Human Rights and Fundamental Freedoms (Resolution 53/144), which deals with the performance of Human Rights Defenders.
- Engages with Human Rights Defenders, inclusively considering issues of gender and culture, to address common challenges, through constant and proactive dialogue.

Vale does not tolerate or contribute to threats, intimidation, and attacks against Human Rights Defenders and, to this end, it provides, among others: I) Grievance Mechanisms and a Whistleblower Channel to register and treat potential adverse impacts arising from its activities; II) training for its own employees and contractors with the objective of raising awareness on the subject; III) application of the Consequence Management Policy. Vale demands that its Customers, Suppliers, and Partners also respect the rights of Human Rights Defenders and act in the same way.

Governments and society:

- Complies with the laws and regulations of the locations where the Company is present.
- Engages with the Government to support public policies aimed at respecting and promoting Human Rights.
- Cooperates with society with actions aimed at addressing issues of Human Rights violations related to its activities, its sector, and companies along its value chain.

5.3. Guidelines for action and management of relevant issues in the mining sector:

- Support recognized initiatives that seek to mitigate the potential negative social, economic, and environmental impacts related to mining activities that are related to the following salient Human Rights issues for Vale: artisanal and small-scale mining, health and safety of employees and communities, diversity and inclusion, gender equity, involuntary resettlement, sexual exploitation of children and adolescents, harassment, modern slavery, and child labor.
- In addition to the salient Human Rights issues aforementioned, Vale is committed to preventing, mitigating and, as appropriate, remedying other salient issues connected to its activities.
- If the physical or economic involuntary resettlement of people, families, and communities is necessary due to the Company's activities, it shall act in accordance with global reference standards on the subject, aiming to manage socio-environmental impacts and promote the restitution of the livelihoods of those affected.
- In cases of legal small-scale and/or artisanal mining, the Company will seek to carry out measures for the dissemination of good practices in the environment, health and safety, rights of children and adolescents, and working conditions.
- Acting aware that the right to a clean, healthy, and sustainable environment is directly linked to responsible mining environmental practices with positive consequences for Human Rights.
- Recognize that minerals and metals play a key role in the just transition to a more decarbonized society. Vale is committed to contributing to combating the impacts of climate change, ensuring the respect for Human Rights and the promotion of a positive social legacy.

6. Governance and Responsibilities

Board of Directors

- Act as guardian of commitments related to respect for Human Rights.
- Approve this Policy and its amendments, as proposed by the Executive Committee and recommended by the competent Advisory Committee.
- Deliberate on omitted cases and doubts of interpretation of this Policy.

Sustainability Committee

- Deliberate on the guidelines and guiding principles for the preparation of this Policy, evaluating and recommending to the Board of Directors its approval and possible changes.

Sustainability Executive Vice Presidency

- Ensure the timeliness of this Policy and any needs for revision.
- Prepare the training plan of this Policy, ensuring its dissemination and integration into Vale's culture.

Corporate and Institutional Affairs Executive Vice Presidency

- Advise on the legal aspects applicable to the matters dealt with in this Policy.

Audit and Compliance Area

- Evaluate whether the guidelines set in this Policy are being put into practice by the 1st line of defense and the effectiveness of the dissemination actions carried out by the 2nd line of defense specialist.

General Secretary of Corporate Governance

- Evaluate this Policy and any need for adjustment prior to its submission to the Board of Directors or competent Advisory Committee.
- Monitor the deadlines and needs for review of this Policy, ensuring the timeliness of processes and procedures among the Executive Committee, the competent Advisory Committees, and the Board of Directors.

Human Rights Area

- Consider and reflect the internal and external contributions in the Policy received through Human Rights risk and impact assessment processes and /or public consultations.
- Contribute so that the best practices of Human Rights management are embedded into the Company.
- Bring to the Executive Committee and the competent governance bodies the suggestions of relevance to the topic received through internal and/or external consultative processes that will contribute to the development of this Policy,
- Disclose the Policies internally and externally, especially considering Suppliers, Customers, and Partners.
- Conduct periodic analysis in relation to the topics of this Policy considering changes in scenarios, strategies or to implement best practices.

7. Disclosure and Dissemination

This Policy will be published and filed by the Executive Vice-Presidency of Finance and Investor Relations and in Vale's official systems /channels available to the internal and external public.

The Corporate Sustainability Area shall promote actions to disseminate this Policy.

8. Review Deadline

This Policy must be revised within a maximum period of five (5) years, or whenever necessary, in order to keep its content updated.

9. Consequence management

Any violation of the provisions of this Policy will be subject to the terms of the Consequence Management Policy, "POL-0041-G" and will be considered a violation of the Code of Conduct, "POL-0001-G" being subject to the penalties provided for therein, in addition to any liability for losses and damages caused to Vale and third parties.

10. Final Provisions

This Policy is based on institutional commitments and international standards of reference, related to Human Rights issues, listed in Annex 1.

In the event of any conflict between this Policy and Vale's Bylaws, the latter shall prevail and this Policy shall be amended to the extent necessary.

This Policy shall enter into force on the date of its approval by the Board of Directors.

11. Approvals

Area(s)	Description
Human Rights Area / Corporate Sustainability Area	• Preparation
Sustainability Executive Vice Presidency	• Review / Recommendation
Corporate and Institutional Affairs Executive Vice Presidency	• Review / Recommendation
Controllership and Accounting Area	• Review / Recommendation
General Secretary of Corporate Governance	• Review / Recommendation
Executive Committee (DDE – 166/2023)	• Approval
Sustainability Committee	• Review / Recommendation
Nomination and Governance Committee	• Review / Recommendation
Board of Directors (DCA – 033/2023)	• Approval

Annex 01 - International Commitments and References

Institutional Commitments:

- *International Council on Mining and Metals (ICMM)*
- *Voluntary Principles on Security and Human Rights (VPSHR)*
- *Women's Empowerment Principles, a set of guidelines from the United Nations Organization (UN Women)*

International Reference Standards:

- *Universal Declaration of Human Rights*
- *International Covenant on Civil and Political Rights*
- *International Covenant on Economic, Social and Cultural Rights*
- Fundamental Conventions of the International Labor Organization (ILO);
- *United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP)*
- *United Nations Guiding Principles on Business and Human Rights (UNGPs)*
- *International Finance Corporation (IFC) Performance Standards*
- *Global Reporting Initiative (GRI)*
- *Global Industry Standard for Tailings Management (GISTM)*
- *ISO 26000 - Social Responsibility*
- *OHSAS 18001, 2007 - Occupational Health and Safety System*
- *SA 8000, 2008 - Social Responsibility.*
- *Organization for Economic Co-operation and Development (OECD) Guidelines for Multinational Enterprises*
- Guidelines, targets and indicators of the Sustainable Development Goals (SDGs)
- *OECD Due Diligence Guide for Responsible Business Conduct*
- *Human Rights impact assessment guidance and toolbox (Danish Institute)*
- *OECD (2016), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas;*
- *Principles of the United Nations Global Compact*
- *United Nations Basic Principles on the Use of Force and Firearms by Law Enforcement Officials (UN)*
- *United Nations Code of Conduct on Law Enforcement by Officials (UN)*
- *Declaration of the International Labour Organization on Fundamental Principles and Rights at Work and their Follow-up (1998), noting the five fundamental principles:*
    - *Freedom of association and the effective recognition of the right to collective bargaining;*
    - *Elimination of all forms of forced or compulsory labor;*
    - *Effective abolition of child labor;*
    - *Elimination of discrimination in relation to employment and occupation; and*
    - *Healthy and safe working environment*
- *Twelve Fundamental Conventions of the International Labor Organization (ILO) and two other relevant ones (169 and 176)*
    - *Convention No. 29, on Forced or Compulsory Labour, 1930*
    - *Convention No. 87, on Freedom of Association and the Protection of the Right to Organize, 1948*
    - *Convention No. 98, on the Right to Organize and Collective Bargaining, 1949*
    - *Convention No. 100, on Equal Remuneration, 1951*
    - *Convention No. 105, on the Abolition of Forced Labour, 1957*

- *Convention No. 111, on Discrimination (Employment and Profession), 1958*
  - *Convention No. 138, on Minimum Age, 1973*
  - *Convention No. 155, on Occupational Health and Safety, 1981*
  - *Convention No. 169 on Indigenous Peoples, 1989*
  - *Convention No. 176 on Safety and Health in Mines, 1995*
  - *Convention No. 182, on Worst Forms of Child Labor, 1999*
  - *Convention No. 187, on the Framework for the Promotion of Occupational Health and Safety, 2006*
- *Voluntary guidelines for responsible Governance of land, fisheries and forest land regimes in the context of national food security (FAO)*